UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2026

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

Material Fact March | 2026

Azul Approves New Share Buyback Program

São Paulo, March 26, 2026 – Azul S.A. ("Azul" or "Company") (B3: AZUL53; OTC: AZLUY) in compliance with article 33, item XXXV, of CVM Resolution No. 80, dated as of March 29, 2022, as amended, together with article 2, sole paragraph, item XV, of CVM Resolution No. 44, dated as of August 23, 2021, hereby notifies its shareholders and the market in general that, at the Board of Directors' Meeting held on March 26, 2026, its directors approved, as recommended by the Company’s Strategy Committee, the Share Buyback Program of up to two point five percent (2.5%) of the outstanding common shares issued by the Company on the date hereof, pursuant to CVM Resolution No. 77, of March 29, 2022 ("Share Buyback Program"), the main terms of which are as follows:

(i)	Purpose: The Buyback Program aims to provide greater strategic flexibility for the management of its capital stock, allowing the acquisition of common shares issued by it, in a stock exchange environment, at market prices, without reducing the capital stock. The acquired shares may remain in treasury for future use in connection with share-based compensation plans duly approved by the Company’s General Meeting, as well as for cancellation, future resale, or other transactions approved by the Company’s management bodies, in each case in compliance with the applicable regulations.

(ii)	Maximum Amount: In the context of the Buyback Program, the Company may acquire up to two point five percent (2.5%) of the outstanding common shares issued by the Company on the date hereof, equivalent to one trillion, three hundred sixty-eight billion, two hundred seventy million, six hundred ten thousand, nine hundred sixty-seven (1,368,270,610,967) common shares, before the reverse stock split approved by the Company’s General Meeting held on March 25, 2026, and approximately nine million, one hundred twenty-one thousand, eight hundred four (9,121,804) common shares issued by the Company after the implementation of said reverse split.

(iii)	Term: The maximum term for the settlement of authorized operations is eighteen (18) months from March 26, 2026.

Further information about the Share Buyback Program, required under the terms of Exhibit G of CVM Resolution No. 80/2022, is available in Exhibit I of this Material Fact.

The minutes of the meeting of the Company's Board of Directors will be available to the Company's shareholders and the market in general on the websites of the Brazilian Securities and Exchange Commission (CVM) (www.cvm.gov.br) and the Investor Relations Companies' Investor Relations (https://ri.voeazul.com.br/).

Azul will keep its shareholders and the market informed of all relevant developments of these processes in full compliance with applicable laws and regulations

About Azul

Azul S.A. (B3: AZUL53; OTC: AZLUY), Brazil's largest airline by number of cities served, offers more than 800 daily flights to 137 destinations. With an operational fleet of about 170 aircraft and more than 15,000 crew members, the company operates a network of 250 direct routes. Azul was ranked by Cirium, a leading aviation data analytics company, as the 2nd most punctual airline in the world in 2023. In 2020, it was elected the best airline in the world by TripAdvisor, being the first time that a Brazilian company won first place in the Traveler's Choice Awards. For more information, visit Azul's website: www.voeazul.com.br/imprensa.

Contact Now

Investor Relations Tel: +55 11 4831 2880 invest@voeazul.com.br	Press Relations Phone: +55 11 98196-1035 imprensa@voeazul.com.br

Material Fact March | 2026

EXHIBIT I

The Company, in compliance with the provisions of CVM Resolution No. 80/22, presents below the information provided for in Exhibit G to CVM Resolution No. 80/22 on the trading plan for shares issued by the Company:

I – justify in detail the purpose and the expected economic effects of the operation;

The purpose of the Company in implementing the share buyback program is to provide greater strategic flexibility in the management of its capital structure, allowing the acquisition of common shares issued by the Company in the stock exchange environment, at market prices, without reducing the Company’s capital stock. The shares acquired may be held in treasury for subsequent use for future use in connection with share-based compensation plans duly approved by the Company’s General Meeting, as well as for cancellation, future resale, or other transactions approved by the Company’s management bodies, in each case in compliance with the applicable regulations.

Additionally, the share repurchase transactions are intended to enhance its capacity for active management of its capital structure, allowing to repurchase its own shares in scenarios where its common shares are traded at a discount relative to the value considered fair by management. Accordingly, the program contributes to the optimization of the capital structure, the reduction of the weighted average cost of capital, the mitigation of undesirable dilution of existing shareholders, and the potential long-term value creation for all shareholders through a more efficient allocation of available resources and the capture of market opportunities.

II – inform the number of shares (i) outstanding and (ii) held in treasury;

As of this date, prior to the implementation of the reverse stock split approved at the General Shareholders' Meeting held on March 25, 2026, the Company owns fifty-four trillion, seven hundred and thirty billion, eight hundred and twenty-four million, four hundred and thirty-eight thousand, six hundred and eighty-five (54,730,824,438,685) common shares, all registered and with no outstanding par value and ninety-two thousand, six hundred and sixty (92,660) common shares in treasury. Following the implementation of the aforementioned reverse stock split, the Company will have approximately three hundred and sixty-four million, eight hundred and seventy-two thousand, one hundred and sixty-three (364,872,163) common shares issued by the Company in circulation and zero shares in treasury.

III – inform the number of shares that may be acquired or sold;

The Company may acquire, as approved by the Board of Directors, up to two point five percent (2.5%) of the Company’s outstanding common shares as of this date, corresponding to one trillion, three hundred sixty-eight billion, two hundred seventy million, six hundred ten thousand, nine hundred sixty-seven (1,368,270,610,967) common shares prior to the reverse stock split aforementioned, and approximately nine million, one hundred twenty-one thousand, eight hundred four (9,121,804) common shares issued by the Company after the implementation of the aforementioned reverse stock split.

IV - Describe the main characteristics of the derivative instruments that the company may use, if any:

Not applicable, given that the Company will not use derivative instruments under the Buyback Program.

V - Describe, if any, any agreements or voting guidelines between the company and the counterparty of the operations:

Not applicable, as the repurchases will be carried out at B3 S.A. – Brasil, Bolsa, Balcão ("B3"), and there is no knowledge of who will be the counterparties in the operations.

Material Fact March | 2026

VI – In the event of operations carried out outside organized securities markets, inform: a. The maximum (minimum) price at which the shares will be acquired (sold):

a. The maximum (minimum) price at which the shares will be acquired (disposed of); e

b. If applicable, the reasons that justify carrying out the operation at prices more than 10% (ten percent) higher, in the case of sale, than the average of the quotation, weighted by volume, in the 10 (ten) previous trading sessions:

Not applicable, as the acquisition operations will be carried out at B3, at market prices.

VII – To inform, if any, the impacts that the negotiation will have on the composition of the shareholding control or the administrative structure of the company.

The Company does not expect any material impacts from the transactions on its shareholding structure or on its management structure.

VIII - Identify the counterparties, if known, and, in the case of a party related to the Company, as defined by the accounting rules that deal with this matter, also provide the information required by article 8 of CVM Instruction No. 481, of December 17, 2009.

Considering that the share repurchases will be carried out through transactions conducted on B3, it is not possible to identify counterparties or transactions with related parties.

IX – Indicate the destination of the funds earned, if applicable:.

The shares acquired under the Buyback Program will initially be held in treasury, and the decision to subsequently cancel, sell the shares in the market or allocation to long-term incentive plans based on the Company’s shares and approved by the Company's Shareholders' Meeting to payment will be taken in due course and communicated to the market.

X – Indicate the maximum period for the settlement of authorized operations:

The maximum period for the settlement of authorized operations is 18 (eighteen) months from the date hereof.

XI – To identify institutions that will act as intermediaries, if any;

Not applicable.

Material Fact March | 2026

XII – Specify the available resources to be used, pursuant to article 8, paragraph 1, of CVM Resolution No. 77, of March 29, 2022;

The share buyback will be carried out against the Company’s capital reserve, using available cash resources, subject to the provisions of CVM Instruction 567/15.

XIII – Specify the reasons why the members of the board of directors feel comfortable that the share buyback will not affect the fulfillment of the obligations assumed with creditors or the payment of mandatory, fixed or minimum dividends.

The members of the Board of Directors understand that the Company's current financial situation is compatible with the execution of the buyback program under the approved conditions, and no impact is foreseen on the fulfillment of the obligations assumed with creditors or on the payment of minimum mandatory dividends. This conclusion results from the evaluation of the potential financial amount to be used in the share buyback program when compared to (i) the level of obligations assumed with creditors; (ii) the amount, unrestricted, available in cash, cash equivalents and financial investments of the Company; (iii) the Company's expected cash generation; and (iv) the balance of the Company’s retained earnings (accumulated losses)

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    March 26, 2026

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer